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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
November 19, 2009	Brussels	New York
	Chicago	Orange County
VIA EDGAR AND BY HAND	Doha	Paris
	Dubai	Rome

Mr. Jeffrey Riedler, Assistant Director

Mr. John L. Krug, Senior Counsel

Ms. Suzanne Hayes, Branch Chief

Mr. Daniel Greenspan, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.
Moscow

Re:	CNinsure Inc.

Registration Statement on Form F-3 Filed November 5, 2009

File No. 333-162895

Dear Mr. Riedler and Mr. Krug,

On behalf of our client, CNinsure Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), we are filing the Company’s Amendment No. 1 to Registration Statement on Form F-3 (“Amendment No. 1”). For your ease of reference, we will hand-deliver to you 3 copies of Amendment No. 1 marked to show changes to the Registration Statement filed with the Commission on November 5, 2009.

Set forth below is the Company’s response to the comment contained in the letter dated November 12, 2009 from the Staff. For your ease of reference, the Staff’s comment is reproduced below.

Selling Shareholders, page 47

1.	Please amend your filing to specifically describe the transaction(s) in which the shares (ADS’s) registered for resale were issued to the selling shareholders.

In response to the Staff’s comments, the Company has amended the referenced disclosure under the caption “Selling Shareholders” on page 47 of Amendment No. 1.

*    *    *

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

If you have any additional questions or comments regarding Amendment No. 1, please contact me at (852) 2912-2503 (work) or (852) 9124-8324 (mobile), Eugene Y. Lee (852) 2912-2515 (work) or (852) 9192-7430 (mobile) or Fan Zhang at (852) 2912-2506 (work) or (852) 9336-7411 (mobile).

Very truly yours,

/s/ David T. Zhang
David T. Zhang of LATHAM & WATKINS

Enclosures

cc:	Yinan Hu, Chairman and Chief Executive Officer

Peng Ge, Chief Financial Officer

Eugene Y. Lee, Esq., Latham & Watkins, Hong Kong

Fan Zhang, Esq., Latham & Watkins, Hong Kong